March 19, 2014

Via EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2012 filed on April 16, 2013 (File No. 000-50826)

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 6, 2014, relating to the Annual Report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2012, which was filed with the Commission on April 16, 2013.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

1.	We note your response to comment 1. We refer you to Section 4(a)(ii)(b) of the Instructions As To Exhibits in Form 20-F, which states that an example of a contract upon which your business is substantially dependent includes “any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name if your business depends to a material extent on that patent, formula, trade secret processor trade name.” Please provide us with a more detailed analysis of why you do believe that your business does not depend to a material extent on the WarGaming license. In this regard, we note that the internet revenues accounted for approximately 57% and 47% of your consolidated revenues for the three months ended December 31, 2013 and for the year ended December 31, 2012, respectively, and 63% of the consolidated gross profit for the three months ended December 31, 2013. Furthermore, the World of Tanks game accounted for 87% of your internet revenues for the year ended December 31, 2012.

Response

The Company respectfully notes the latest comments from the Staff. The Company continues to believe that its business is not substantially dependent upon the licensing agreement for the “World of Tanks” game with WarGaming. However, taking into consideration the Staff’s comments, the Company will file (1) the “World of Tanks” Licensing Agreement between the Company and WarGaming, dated August 26, 2010, and (2) the First Amendment to Licensing Agreement between the Company and WarGaming, dated May 11, 2012 as exhibits to its annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”). As the Company also intends to request for confidential treatment for certain portions of these two agreements (the “Confidential Information”) by submitting under separate cover an application for confidential treatment of the Confidential Information pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, the corresponding exhibits filed with the 2013 Form 20-F will have the Confidential Information redacted.

* * *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell (tel: (+852) 2826-8632; fax: (+852) 2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by telephone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Sincerely,

/s/ Jay Chang __________
Jay Chang
Chief Financial Officer

cc:	Ms. Kathryn Jacobson Mr. Dean Suehiro Mr. Greg Dundas (Securities and Exchange Commission)

Mr. Leilei Wang, Chief Executive Officer
(KongZhong Corporation)

Mr. Deric Chiu

(Deloitte Touche Tohmatsu Certified Public Accountants LLP)

William Y. Chua, Esq.
Yeqing Zheng, Esq.
Cheng Guo, Esq.
(Sullivan & Cromwell)